SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2010

Commission File No. 333-05752

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center

Tower B, 10th Floor

Amsterdam Airport

The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐             No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

CNH GLOBAL N.V.

Form 6-K/A for the month of April 2010

Explanatory Note: Registrant has amended its Form 6-K filed on April 21, 2010 (“First Quarter 2010 Earnings Press Release Form 6-K”). This amendment is necessary to ensure financial statement footnotes contained in the First Quarter 2010 Earnings Press Release Form 6-K accurately reflect financial statement footnotes contained in the Registrant’s First Quarter 2010 earnings press release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/s/ Richard Tobin
Richard Tobin
Chief Financial Officer

April 30, 2010

CNH Global N.V.

Notes to Unaudited Condensed Consolidated Financial Statements

1.	Principles of Consolidation and Basis of Presentation – The accompanying unaudited condensed consolidated financial statements and supplemental information reflect all adjustments, consisting only of normal, recurring adjustments except where noted, that are, in the opinion of management, necessary for a fair presentation of the consolidated results of CNH Global N.V., a Netherlands corporation, and its consolidated subsidiaries (“CNH” or the “Company”) in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”); however, because of their condensed nature, they do not include all of the information and note disclosures required by U.S. GAAP or the rules of the Securities and Exchange Commission (“SEC”) for complete annual or interim period financial statements. These financial statements should be read in conjunction with the audited, consolidated financial statements and notes thereto for the year ended December 31, 2009 included in the Company’s Annual Report on Form 20-F filed with the SEC on February 25, 2010. CNH is controlled by Fiat Netherlands Holding N.V., a wholly owned subsidiary of Fiat S.p.A. (“Fiat”). As of March 31, 2010, Fiat owned approximately 89% of CNH’s outstanding common shares.

The condensed consolidated financial statements include the accounts of CNH’s subsidiaries in which CNH has a controlling financial interest and reflect the noncontrolling interests of the minority owners of the subsidiaries that are not fully owned for the periods presented, as applicable. A controlling financial interest may exist based on ownership of a majority of the voting interest of a subsidiary, or if CNH is determined to be the primary beneficiary of a variable interest entity (“VIE”). The operations and key financial measures and financial analyses differ significantly for manufacturing and distribution businesses and financial services businesses; therefore, management believes that certain supplemental disclosures are important in understanding the consolidated operations and financial results of CNH. The supplemental financial information captioned “Equipment Operations” includes the results of operations of CNH’s agricultural and construction equipment operations, with the Company’s financial services businesses reflected on the equity method of accounting. The supplemental financial information captioned “Financial Services” reflects the combination of CNH’s financial services operations.

2.	Recent Accounting Developments – As of the beginning of 2010, CNH adopted new accounting guidance related to the accounting for transfers of financial assets and the consolidation of VIEs.

In June 2009, the Financial Accounting Standards Board (“FASB”) issued new accounting guidance which changes the accounting for transfers of financial assets. The guidance eliminates the concept of a “qualifying special-purpose entity” (“QSPE”), changes the requirements for derecognizing financial assets, and requires additional disclosures by providing greater transparency about transfers of financial assets, including securitization transactions, and an entity’s continuing involvement in and exposure to the risks related to transferred financial assets.

In June 2009, the FASB also issued new accounting guidance which amends the accounting for VIEs. The guidance changes the criteria for determining whether the consolidation of a VIE is required from a quantitative risk and rewards model to a qualitative model, based on control and economics. The guidance also eliminates the scope exception for QSPEs, increases the frequency for reassessing consolidation of VIEs and creates new disclosure requirements about an entity’s involvement in a VIE.

CNH Global N.V.

Notes to Unaudited Condensed Consolidated Financial Statements

CNH adopted the new guidance on January 1, 2010. As a significant portion of CNH’s securitization trusts and facilities are no longer exempt from consolidation as QSPEs under the guidance, CNH reassessed these VIEs under the new qualitative model and determined CNH was the primary beneficiary. Therefore, CNH was required to consolidate the receivables and related liabilities held by these VIEs based on the carrying amounts of the assets and liabilities, as prescribed by the new guidance. The impact of CNH’s adoption of the new guidance on January 1, 2010 is as follows:

Adjustments for New Guidance
(in millions)
Accounts, notes receivable and other – net:
Retail receivables securitizations	$3,448
Wholesale receivables securitizations	1,563
Credit card receivables securitizations	181

Accounts, notes receivable and other – net – Total	5,192

Other assets: primarily restricted cash	517

Assets – Total	$5,709

Accrued and other liabilities	$22
Short-term debt	1,209
Long-term debt, including current maturities	4,519

Liabilities – Total	5,750

Equity – Total	(41)

Liabilities and Equity – Total	$5,709

The assets of the VIEs include restricted cash and certain receivables which are restricted to settle the obligations of those entities and are not expected to be available to CNH or its creditors. Liabilities of the consolidated VIEs include secured borrowings for which creditors or beneficial interest holders do not have recourse to the general credit of CNH.

An additional impact of adopting this guidance is that certain funding transactions that would have historically met the derecognition criteria will not qualify for derecognition under the new accounting rules. Beginning on January 1, 2010, wholesale receivables originated in Europe that were included in factoring programs for the revolving sale to third party factors are treated as secured borrowings. As of March 31, 2010, €126 million ($169 million) of receivables continue to be treated as sales under the superseded accounting rules as they were sold prior to January 1, 2010.

CNH adopted the guidance prospectively, and therefore, the financial statements prepared for 2010 and following will reflect the new accounting requirements, but the financial statements for periods ending on or before December 31, 2009 will reflect the accounting guidance applicable during those periods. CNH’s statement of operations for the quarter ended March 31, 2010 no longer reflects securitization income and initial gains or losses on new securitization transactions, but instead reports interest income and other income associated with all securitized receivables, and interest expense associated with the debt issued from the securitization trusts and facilities. Therefore, current period results and balances will not be comparable to prior period amounts. In addition, because the Company’s new securitization transactions will be accounted for as secured borrowings rather than asset sales, the initial cash flows from these transactions will be presented as cash flows from financing transactions rather than cash flows from operating or investing activities.

3.	Stock-Based Compensation Plans – Stock-based compensation consists of stock options and performance-based shares that have been granted under the CNH Equity Incentive Plan (“CNH EIP”) and the CNH Outside Directors’ Compensation Plan.

For the three months ended March 31, 2010 and 2009, pre-tax stock-based compensation costs were $3 million and $1 million, respectively.

4.

Accounts and Notes Receivable – CNH utilizes the securitization and private bank markets to fund its retail, wholesale and credit card originations. Certain of the receivables are sold and not included in

CNH Global N.V.

Notes to Unaudited Condensed Consolidated Financial Statements

CNH’s consolidated balance sheets. The following table summarizes the principle amount of our receivables not included in the consolidated balance sheet as of March 31, 2010 and December 31, 2009. As discussed in “Note 2: Recent Accounting Developments,” CNH consolidated certain receivables held by VIEs and certain transactions no longer qualify for derecognition upon the adoption of new accounting guidance on January 1, 2010.

	March 31, 2010	December 31, 2009
	(in millions)
Wholesale receivables	$169	$2,316
Retail and other notes and finance leases	325	4,207
Credit card receivables	—	181

Total	$494	$6,704

There are three private retail transactions that are not included in our consolidated balance sheet as of March 31, 2010. These facilities were one time sales of receivables. Therefore, as these receivables are collected, the amount of off-book receivables will decrease.

Subsequent to December 31, 2009, the Company’s securitizations are accounted for as secured borrowings and the trusts are consolidated subsidiaries under the new guidance. Upon transfer of the receivables to the trusts, the receivables and certain cash flows derived from them become restricted for use in meeting obligations to the trusts’ creditors. The trusts have ownership of cash balances that also have restrictions for the trusts’ investors. The Company’s interests in trust receivables are generally subordinate to the interests of third-party investors. As of March 31, 2010, the Financial Services balance sheet includes the following amounts related to consolidated VIEs:

March 31, 2010
(in millions)
Accounts, notes receivable and other – owed to securitization investors	$5,876
Accounts, notes receivables and other – owed to CNH	878
Allowance for credit losses	(55)

Accounts, notes receivable and other – net	6,699
Other assets (Restricted cash, deferred taxes and other)	643

Assets held by consolidated VIEs – Total	$7,342

The Company maintains its allowance for credit losses at an amount deemed sufficient to absorb probable losses inherent in receivables, which includes the receivables in the trusts. Therefore, credit risk associated with the transferred receivables is fully reflected on the Company’s balance sheet in accordance with the accounting guidance.

CNH Global N.V.

Notes to Unaudited Condensed Consolidated Financial Statements

The following table provides changes in the Company’s allowance for credit losses for the three months ended March 31, 2010 and 2009:

	Three Months Ended March 31,
	2010	2009
	(in millions)
Balance, beginning of period	$393	$269
Addition related to adoption of new accounting guidance	59	—
Provision for credit losses	63	56
Receivables written off	(42)	(16)
Foreign currency translation and other	(6)	(13)

Balance, end of period	$467	$296

The assets of the consolidated VIEs are subject to credit, payment and interest risks on the transferred receivables. Apart from the restricted assets related to the securitization activities, the investors and the securitization trusts have no recourse to the Company’s other assets or credit for a shortage in cash flows.

5.	Inventories – Inventories as of March 31, 2010 and December 31, 2009 consist of the following:

	March 31, 2010	December 31, 2009
	(in millions)
Raw materials	$719	$660
Work-in-process	218	189
Finished goods and parts	2,347	2,448

Total Inventories	$3,284	$3,297

CNH Global N.V.

Notes to Unaudited Condensed Consolidated Financial Statements

6.	Goodwill and Other Intangibles – The following table sets forth changes in goodwill and other intangibles for the three months ended March 31, 2010:

	Balance at December 31, 2009	Amortization	Foreign Currency Translation and Other	Balance at March 31, 2010
	(in millions)
Goodwill	$2,374	$—	$6	$2,380
Other Intangibles	717	(15)	(1)	701

Total Goodwill and Other Intangibles	$3,091	$(15)	$5	$3,081

As of March 31, 2010 and December 31, 2009, the Company’s other intangible assets and related accumulated amortization consisted of the following:

		March 31, 2010			December 31, 2009
	Weighted Average Life	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
	(in millions)
Other intangible assets subject to amortization:
Engineering drawings	20	$378	$217	$161	$381	$215	$166
Dealer network	25	216	89	127	216	87	129
Software	5	382	272	110	386	267	119
Other	10-30	66	35	31	66	35	31

		1,042	613	429	1,049	604	445
Other intangible assets not subject to amortization:
Trademarks		272	—	272	272	—	272

Total other intangibles		$1,314	$613	$701	$1,321	$604	$717

CNH recorded amortization expense related to other intangible assets of approximately $15 million and $15 million for the three months ended March 31, 2010 and 2009, respectively.

CNH Global N.V.

Notes to Unaudited Condensed Consolidated Financial Statements

7.	Debt – The following table sets forth total debt and “Net Debt (Cash)” (total debt less cash and cash equivalents, deposits in Fiat affiliates cash management pools and intersegment notes receivable) as of March 31, 2010 and December 31, 2009:

	Consolidated		Equipment Operations		Financial Services
	March 31, 2010	December 31, 2009	March 31, 2010	December 31, 2009	March 31, 2010	December 31, 2009
	(in millions)
Short-term debt:
With Fiat affiliates	$443	$537	$26	$7	$417	$530
Owed to securitization investors	1,057	—	—	—	1,057	—
Other	1,598	1,435	46	129	1,552	1,306
Intersegment	—	—	—	161	1,900	1,594

Total short-term debt	3,098	1,972	72	297	4,926	3,430

Long-term debt:
With Fiat affiliates	1,979	2,352	908	931	1,071	1,421
Owed to securitization investors	4,951	—	—	—	4,951	—
Other	4,912	5,084	2,627	2,601	2,285	2,483
Intersegment	—	—	489	473	585	804

Total long-term debt	11,842	7,436	4,024	4,005	8,892	4,708

Total debt:
With Fiat affiliates	2,422	2,889	934	938	1,488	1,951
Owed to securitization investors	6,008	—	—	—	6,008	—
Other	6,510	6,519	2,673	2,730	3,837	3,789
Intersegment	—	—	489	634	2,485	2,398

Total debt	14,940	9,408	4,096	4,302	13,818	8,138

Less:
Cash and cash equivalents	874	1,263	214	290	660	973
Deposits in Fiat affiliates cash management pools	2,185	2,251	2,153	2,144	32	107
Intersegment notes receivable	—	—	2,485	2,398	489	634

Net debt (cash)	$11,881	$5,894	$(756)	$(530)	$12,637	$6,424

Upon adoption of new accounting rules related to the accounting for transfers of financial assets and the consolidation of VIEs, the Company consolidated certain securitized receivables and the related debt of $5.8 billion that was issued from the trusts to third-party investors. See “Note 2: Recent Accounting Developments” for more information. Asset-backed securities are collateralized by receivables as described in “Note 4: Accounts and Notes Receivable.”

Utilizing the public asset securitization market, Financial Services closed a $1.1 billion retail transaction in North America during the first quarter of 2010. In addition, the U.S. wholesale securitization facility closed a 364-day, $200 million conduit facility. The proceeds raised from this new funding transaction were used to pay off an existing conduit facility.

At March 31, 2010, CNH had approximately $4.2 billion available under $10.5 billion total lines of credit and asset-backed facilities.

Consolidated long term debt includes current maturities of long term debt of $4.2 billion, of which $2.2 billion is owed to securitization investors.

CNH Global N.V.

Notes to Unaudited Condensed Consolidated Financial Statements

CNH participates in Fiat affiliates cash management pools with other Fiat affiliates. Amounts deposited with Fiat affiliates as part of the Fiat cash management system are repayable to CNH upon one business day’s notice. To the extent that Fiat affiliates are unable to return any such amounts upon one business day’s notice and in the event of a bankruptcy or insolvency of Fiat, CNH may be unable to secure the return of such funds, and CNH may be viewed as a creditor of such Fiat entity with respect to such funds. There is no assurance that the future operations of the Fiat cash management system may not adversely impact CNH’s ability to recover its funds to the extent one or more of the above described events were to occur.

8.	Income Taxes – For the three months ended March 31, 2010 and 2009, consolidated effective income tax rates were 101.4% and (17.5%), respectively. For 2010, the tax rate differs from the Netherlands statutory rate of 25.5% due primarily to the impact of tax losses in certain jurisdictions where no immediate tax benefit is recognized, provisioning of tax contingencies, and enacted changes in tax law. The Company also recorded a $20 million tax charge in its results for the first quarter of 2010 for the change in the tax treatment of the Medicare Part D retiree drug subsidy under the new U.S. Patient Protection and Affordable Care Act. For 2009, the tax rate differs from the Netherlands statutory rate of 25.5% due primarily to the impact of tax losses in certain jurisdictions where no immediate tax benefit is recognized, recording valuation allowances against previously recognized deferred tax assets, provisioning of tax contingencies, and enacted changes in tax rates.

Management makes estimates and assumptions that affect the reported amounts of deferred tax assets. The Company has recorded valuation allowances to reduce its deferred tax assets to the amount it believes more likely than not to be realized. A change in judgment as to the realizability of the Company’s deferred tax assets may significantly impact CNH’s results of operations and financial position in the period that such a determination is made.

The Company is engaged in competent authority income tax proceedings at March 31, 2010. The Company anticipates reaching a settlement with competent authority within the next twelve months that may result in a tax deficiency assessment for which there should be correlative relief under competent authority. The potential tax deficiency assessment could have a net effect on cash flows in the range of $55 million to $60 million. The Company has provided for the tax contingencies and related competent authority recovery. The Company does not believe that the resolution of the competent authority proceedings will have a material adverse effect on the results of operations.

9.	Restructuring – During the three months ended March 31, 2010 and 2009, expense and utilization related to restructuring were as follows:

	Three Months Ended March 31,
	2010	2009
	(in Millions)
Balance, beginning of period	$45	$14
Expense	2	2
Utilization	(15)	(5)
Foreign currency translation and other	(2)	—

Balance, end of period	$30	$11

Restructuring expense and utilization for the three months ended March 31, 2010 primarily relates to severance and other costs incurred due to previously announced headcount reductions and plant closures.

CNH Global N.V.

Notes to Unaudited Condensed Consolidated Financial Statements

10.	Commitments and Contingencies – CNH pays for basic warranty costs and other service actions within certain pre-established time periods. A summary of recorded activity as of and for the three months ended March 31, 2010 for this commitment is as follows:

Amount
(in millions)
Balance at January 1, 2010	$301
Current period provision	92
Claims paid and other adjustments	(74)
Currency translation adjustment	(6)

Balance at March 31, 2010	$313

In connection with a logistics Services Agreement among CNH Global N.V. (“CNH Global”), PGN Logistics Ltd. (“PGN”) and certain affiliated companies, PGN entered into a subcontract with Transport Cheron N.V. (“Cheron”). The subcontract was signed by Cheron, and PGN purported to sign the contract “in the name and on behalf of” CNH Global. CNH Global contends that it is not a party to the subcontract and that PGN was not authorized to sign the subcontract on its behalf. In early 2005, and as a result of the termination of the Services Agreement, Cheron filed suit in the District Court in Haarlem, the Netherlands against both PGN and CNH Global for breach of the subcontract and for preliminary relief. In March 2005 the District Court issued an order requiring CNH Global to pay €1,500,000 to Cheron as a preliminary payment of lost profit damages. CNH Global appealed this decision to the Court of Appeals in Amsterdam, and, on November 24, 2005, the Court of Appeals rendered its decision in effect holding that liability had not been demonstrated with a degree of certainty sufficient to warrant a preliminary award of damages. At this point the matter returned to the District Court for a determination of liability.

On September 24, 2008, the District Court issued its interim award with respect to liability. The District Court held that CNH Global is liable under the subcontract for damages that Cheron suffered as a result of the alleged breach of the subcontract. Cheron has alleged damages in the amount of approximately €21 million. CNH Global believes that the damages alleged by Cheron are improperly calculated and, as a result, are materially overstated. Moreover, CNH Global believes the District Court interim award with respect to liability is incorrect. The damages phase of the case is currently ongoing with Cheron having filed its Statement for the Record Commenting on the Damage and Change of Claim on September 30, 2009 and CNH Global having filed its Statement of Defense Commenting on the Damage on January 6, 2010. CNH Global anticipates that the damages phase of the case will be completed sometime during 2010. In addition, CNH Global plans to appeal the liability decision to the Court of Appeals in Amsterdam once a final award with respect to damages has been issued.

CNH Global N.V.

Notes to Unaudited Condensed Consolidated Financial Statements

11.	Shareholders’ Equity – As of March 31, 2010, CNH had 237.7 million common shares outstanding.

12.	Earnings (Loss) per Share – The following table reconciles the numerator and denominator of the basic and diluted earnings (loss) per share computations for the three months ended March 31, 2010 and 2009:

	Three Months Ended March 31,
	2010	2009
	(in Millions, except per share data)
Basic earnings (loss) per share attributable to CNH Global N.V. common shareholders:
Net income (loss) attributable to CNH	$16	$(126)

Weighted average common shares outstanding – basic	237.5	237.4

Basic earnings (loss) per share attributable to CNH common shareholders	$0.07	$(0.53)

Diluted earnings (loss) per share attributable to CNH Global N.V. common shareholders:
Net income (loss) attributable to CNH	$16	$(126)

Weighted average common shares outstanding – basic	237.5	237.4
Effect of dilutive securities:
Stock compensation plans	0.7	—

Weighted average common shares outstanding – dilutive	238.2	237.4

Diluted earnings (loss) per share attributable to CNH common shareholders	$0.07	$(0.53)

13.	Comprehensive Income (Loss) – The components of comprehensive income (loss) for the three months ended March 31, 2010 and 2009 are as follows:

	Three Months Ended March 31,
	2010	2009
	(in Millions)
Net income (loss)	$9	$(133)
Other comprehensive income (loss), net of tax
Cumulative translation adjustment	(12)	(72)
Deferred gains (losses) on derivative financial instruments	(32)	(16)
Unrealized gains (losses) on retained interests in securitization transactions	2	(1)
Pension liability adjustment	19	9

Comprehensive income (loss)	(14)	(213)

Less: Comprehensive income (loss) attributable to noncontrolling interests	(8)	(9)

Comprehensive net income (loss) attributable to CNH	$(6)	$(204)

CNH Global N.V.

Notes to Unaudited Condensed Consolidated Financial Statements

14.	Segment Information – CNH has three reportable operating segments: Agricultural Equipment, Construction Equipment and Financial Services.

A reconciliation from consolidated trading profit as defined by and reported to Fiat calculated in accordance with International Financial Reporting Standards and International Accounting Standards (collectively “IFRS”) to income (loss) before income taxes and equity in income (loss) of unconsolidated subsidiaries and affiliates under U.S. GAAP for the three months ended March 31, 2010 and 2009 is as follows:

	Three Months Ended March 31,
	2010	2009
	(in Millions)
Trading profit reported to Fiat	$176	$64
Adjustments to convert from trading profit under IFRS to U.S. GAAP income (loss) before income taxes and equity in income (loss) of unconsolidated subsidiaries and affiliates:
Accounting for employee benefit plans	(6)	(10)
Accounting for intangible assets, primarily product development costs	(37)	(25)
Restructuring	(2)	(2)
Net financial expense	(71)	(70)
Accounting for receivable securitizations and other	9	(54)

Income (loss) before income taxes and equity in income (loss) of unconsolidated subsidiaries and affiliates under U.S. GAAP	$69	$(97)

The following summarizes trading profit by reportable segment:

	Three Months Ended March 31,
	2010	2009
	(in Millions)
Agricultural Equipment	$154	$108
Construction Equipment	(35)	(103)
Financial Services	57	59

Trading profit under IFRS	$176	$64

15.	Reconciliation of Non-GAAP Financial Measures – CNH, in its quarterly unaudited condensed financial statements, utilizes various figures that are “Non-GAAP Financial Measures” as this term is defined under Regulation G as promulgated by the SEC. In accordance with Regulation G, CNH has detailed either the computation of these measures from multiple U.S. GAAP figures or reconciled these non-GAAP financial measures to the most relevant U.S. GAAP equivalent. Some of these measures do not have standardized meanings and investors should consider that the methodology applied in calculating such measures may differ among companies and analysts. CNH’s management believes these non-GAAP measures provide useful supplementary information to investors in order that they may evaluate CNH’s financial performance using the same measures used by our management. These non-GAAP financial measures should not be considered as a substitute for, nor superior to, measures of financial performance prepared in accordance with U.S. GAAP. An explanation and reconciliation of the measures to U.S. GAAP follows.

CNH Global N.V.

Notes to Unaudited Condensed Consolidated Financial Statements

Net Income (Loss) Before Restructuring and Exceptional Items and Earnings (Loss) Per Share Before Restructuring and Exceptional Items

CNH defines net income (loss) before restructuring and exceptional items as U.S. GAAP net income (loss) attributable to CNH, less U.S. GAAP restructuring charges and exceptional items, after tax applicable to the restructuring charges and exceptional items.

The following table reconciles net income (loss) attributable to CNH to net income before restructuring and exceptional items and the related pro-forma computation of earnings (loss) per share:

	Three Months Ended March 31,
	2010	2009
	(in Millions, except per share data)
Basic earnings (loss) per share attributable to CNH Global N.V. common shareholders:
Net income (loss) attributable to CNH	$16	$(126)

Restructuring, after tax:
Restructuring	2	2
Tax benefit	—	(1)

Restructuring, after tax	2	1

Exceptional items:
Tax charge for Medicare Part D retiree drug subsidy	20	—

Net income (loss) before restructuring and exceptional items	$38	$(125)

Weighted average common shares outstanding – basic	237.5	237.4

Basic earnings (loss) per share before restructuring and exceptional items	$0.16	$(0.53)

Diluted earnings (loss) per share attributable to CNH Global N.V. common shareholders:
Net income (loss) before restructuring and exceptional items	$38	$(125)

Weighted average common shares outstanding – basic	237.5	237.4
Effect of dilutive securities:
Stock compensation plans	0.7	—

Weighted average common shares outstanding – dilutive	238.2	237.4

Diluted earnings (loss) per share before restructuring and exceptional items	$0.16	$(0.53)

CNH Global N.V.

Notes to Unaudited Condensed Consolidated Financial Statements

Equipment Operations Gross and Operating Profit

CNH defines Equipment Operations gross profit as net sales of equipment less costs classified as cost of goods sold. CNH defines Equipment Operations operating profit as gross profit less costs classified as selling, general and administrative and research and development costs. The following table summarizes the computation of Equipment Operations gross and operating profit.

CNH defines Equipment Operations gross margin as gross profit as a percent of net sales of equipment. CNH defines Equipment Operations operating margin as operating profit as a percent of net sales of equipment.

	Three Months Ended March 31,
	2010		2009
	(in Millions)
Net sales	$3,237	100.0%	$3,052	100.0%
Less:
Cost of goods sold	2,698	83.3%	2,627	86.1%

Equipment Operations gross profit	539	16.7%	425	13.9%
Less:
Selling, general and administrative	296	9.1%	293	9.6%
Research and development	99	3.1%	93	3.0%

Equipment Operations operating profit	$144	4.4%	$39	1.3%

Net Debt (Cash)

Net Debt (Cash) is defined as total debt less cash and cash equivalents, deposits in Fiat affiliates cash management pools and intersegment notes receivable. The calculation of Net Debt (Cash) is shown below:

	Equipment Operations
	March 31, 2010	December 31, 2009
	(in millions)
Total Debt	$4,096	$4,302
Less:
Cash and cash equivalents	214	290
Deposits in Fiat affiliates cash management pools	2,153	2,144
Intersegment notes receivables	2,485	2,398

Net Debt (Cash)	$(756)	$(530)

CNH Global N.V.

Notes to Unaudited Condensed Consolidated Financial Statements

Working Capital

Equipment Operations working capital is defined as accounts and notes receivable and other-net, excluding intersegment notes receivable, plus inventories less accounts payable. The U.S. dollar computation of cash generated from working capital, as defined, is impacted by the effect of foreign currency translation and other non-cash transactions.

The following table presents calculation of Cash Flow Generated from Working Capital for Equipment Operations for the first quarter of 2010:

	Balance as of December 31, 2009	Effect of Foreign Currency Translation	Non-Cash Transactions	Balance as of March 31, 2010	Cash Generated from Working Capital
Accounts, notes receivable and other – net – Third Party	$708	$(15)	$9	$803	$(101)
Accounts, notes receivable and other – net – Intersegment	80	6	—	141	(55)

Accounts, notes receivable and other – net – Total	788	(9)	9	944	(156)

Inventories	3,297	(92)	—	3,284	(79)

Accounts payable – Third party	(1,835)	72	—	(2,041)	278
Accounts payable – Intersegment	(226)	1	—	(129)	(96)

Accounts payable – Total	(2,061)	73	—	(2,170)	182

Working Capital	$2,024	$(28)	$9	$2,058	$(53)

Equipment Operations Change in Net Sales on a Constant Currency Basis

CNH defines the change in net sales on a constant currency basis as the difference between prior year actual net sales and current year net sales translated at prior year average exchange rates. Elimination of the currency translation effect provides constant comparisons without the distortion of currency rate fluctuations.

The following table presents the change in Equipment Operations first quarter 2010 net sales as reported and on a constant currency basis:

	Three Months Ended March 31,
	2010	2009	% Change
Agricultural equipment net sales (as reported)	$2,626	$2,572	2.1%
Effect of currency translation	(194)		(7.5)%

Agriculture equipment net sales on a comparable basis	$2,432	$2,572	(5.4)%

Construction equipment net sales (as reported)	$611	$480	27.3%
Effect of currency translation	(52)		(10.8)%

Construction equipment net sales on a comparable basis	$559	$480	16.5%